TEREX CORPORATION
301 Merritt 7, 4th Floor
Norwalk, Connecticut 06851

December 19, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terex Corporation Registration Statement on Form S-4 File No. 333-292000

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Terex Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-4 to 9:00 a.m., Eastern Time, on December 23, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fried, Frank, Harris, Shriver & Jacobson LLP request by telephone that such Registration Statement be declared effective.

Please contact Philip Richter, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8763 or by email at Philip.Richter@friedfrank.com or Colum J. Weiden, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8171 or by email at Colum.Weiden@friedfrank.com, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

TEREX CORPORATION

/s/ Scott J. Posner
Scott J. Posner
Senior Vice President, Secretary and General Counsel

cc:	James P. Dougherty, Esq., Davis Polk & Wardwell LLP Evan Rosen, Esq., Davis Polk & Wardwell LLP